DAVIS LEGAL ADVISORS *since* 1892
& company LLP

RECEIVED
2006 AUG -8 P 1:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

August 1, 2006

file number: 50277-00001

Office of International Corporate Finan
c/o Securities and Exchange Commissic
450 - 5th Street N.W.
Washington, D.C. USA 20549


06015858

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

DAVIS & COMPANY LLP 2800 Park Place, 666 Burrard Street, Vancouver, BC Canada V6C 2Z7
www.davis.ca VANCOUVER TORONTO MONTRÉAL CALGARY EDMONTON WHITEHORSE YELLOWKNIFE TOKYO

I:\Securities\ReidCo\Public\50277\USSEC\2006\Aug SEC Ltr.doc

Exemption No. 82-1209

August 1, 2006

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

Document Name or Information		Documents Filed
(o)	Filing of documents Affecting the Rights of Securityholders including:	
	(a) charter documents	Not Applicable
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
	(c) any securityholder rights plans or similar plans	Not Applicable
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	June 28, 2006 July 19, 2006 (together with Technical Report and Consent of Author referred to therein) July 26, 2006
(f)	Form 51-102F3, Material Change Report	June 28, 2006
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable

Document Name or Information		Documents Filed
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable

Document Name or Information		Documents Filed
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable



GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

June 28, 2006

PRESS RELEASE

GGL ANNOUNCES CLOSING OF FLOW-THROUGH PRIVATE PLACEMENT AS TO FURTHER C$99,000

Vancouver, British Columbia — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL),** announces that the Company has closed a further tranche of the private placement of Flow-Through Units announced on June 1, 2006 as to 396,000 Flow-Through Units at $0.25 each for gross proceeds of $99,000 bringing the total gross proceeds raised in the private placement to $904,000.

Each Flow-Through Unit consists of one Flow-Through common share and one-half non Flow-Through common share purchase warrant. One whole warrant entitles the holder to purchase one non Flow-Through common share until June 27, 2008 at $0.35 per share in the first year and $0.45 per share in the second year. The Company paid finders' fees with respect to certain subscribers in this tranche of the private placement totalling $4,400 in cash and warrants entitling finders to purchase a total of 14,000 Common shares until December 27, 2007 at $0.25 per share.

The securities have a hold period until October 28, 2006. Placement of the balance of the Flow-Through Units is subject to suitable market conditions and acceptance for filing by the TSX Venture Exchange.

The subscription proceeds from the financing will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds incurred as Canadian explorations expense will be renounced to the investors.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



GGL DIAMOND CORP.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Exemption No. 82-1209



GGL DIAMOND CORP.

July 19, 2006

PRESS RELEASE

GGL DIAMOND ANNOUCNES NI 43-101 REPORT, DOYLE PROPERTY, NWT

Vancouver, British Columbia - GGL Diamond Corp. (TSXV: GGL) is pleased to announce that it has obtained a National Instrument 43-101 compliant report on exploration activities on GGL's Doyle Property, Northwest Territories.

The information provided on the exploration activities on the Doyle Property is contained in a Technical Report dated March 3, 2006 authored by Judith A. Stoeterau, P. Geol., a qualified person who was not independent of GGL at that time because she had been providing consulting services to GGL. The Technical Report will be filed on www.sedar.com within the next few days.

The following information is extracted from the Technical Report:

Summary

The report is a review of the diamond exploration programs conducted on GGL's 100% owned Doyle Property from 1995 to 2005, specifically a combination of airborne magnetic/electromagnetic surveys, glacial till sampling for kimberlite indicator minerals, reverse circulation and core drilling programs, mini-bulk sample, and microdiamond and dense media separation analyses of kimberlite from the Doyle sill. Recommendations are made to further delineate and sample the Doyle sill and to proceed to test additional kimberlite indicator mineral and geophysical targets located on the Doyle Property.

Interpretation and Conclusion

The Doyle Property lies within an area of northern Canada that is highly prospective for the discovery of diamondiferous kimberlite bodies. Just four kilometres to the north lies the Gahcho Kue cluster of kimberlite bodies, three of which are being developed by De Beers/Mountain Province/Camphor Ventures into an open pit mine. The Doyle Property is completely surrounded by other companies and it is expected that continued exploration by all companies including GGL will discover other kimberlite bodies in the area.

It is generally understood kimberlite bodies tend to occur in clusters and that there may be a structural control in the general distribution of kimberlite in a field. In the area of the Doyle Property there is a clear relationship between the direction of the Doyle sill and the location of the Gahcho Kue cluster, as well as the Kelvin and Faraday occurrences.

GGL and De Beers have employed the standard systematic approach to diamond exploration used successfully by other companies in northern Canada: reconnaissance to detailed glacial till sampling, airborne geophysical surveys, target definition and drilling programs. Qualified



contractors and laboratories have been used consistently and proper QA/QC (Quality Assurance/Quality Control) methods were used during the collection and analysis of samples.

Kimberlite bodies can have many different geophysical characteristics and the Company continues to research and apply new geophysical interpretation methods and surveys, following up resulting anomalies with ground checks and drill programs. It should be kept in mind that kimberlite bodies in the area may be lacking indicator mineral trains completely, leaving their discovery entirely dependant on geophysical interpretation.

The Author noted during the review of data that eclogitic garnets may not have been picked in a number of the glacial till sampling programs, specifically those handled by De Beers. GGL should conduct a random audit of a limited number of heavy mineral concentrates of samples collected by De Beers on the Doyle property.

The mini bulk sample taken in 2005 returned a composite total of approximately 6.155 carats of commercially sized diamonds from 45.5 tonnes of material for a calculated grade of 0.135 carats per tonne (Figure 13). Mr. Howard Coopersmith, P. Geol., diamond consultant and Qualified Person for the Company reports the largest diamonds are a 1.25 carat off-white industrial stone and a 0.83 carat colourless clear tetrahexahedroid crystal of high gem value.

The Company should proceed to:

- Continue to carry out grid-based core drill programs to further delineate the sill both down-dip and along strike for resource estimations as well as the presence of a widening or blow along the sill. As shown by the three core drill holes at Tee Lake and at the MZ kimberlite complex to the north, the Doyle may have multiple intrusive layers. Deep holes in selected locations could be used to test the theory.

- Conduct an audit of the heavy mineral concentrates from all pre-2004 till sampling programs with the primary purpose of checking for eclogitic garnets and the secondary purpose of confirming the reliability of the data.

- Review the Doyle mineral indicator train and conduct infill sampling if warranted. There are strong indications the train may be masking dispersal from other kimberlite sources. Any counts of chrome diopside should be viewed as a separate train, as the sill itself is virtually devoid of that indicator mineral.

- Follow up known target areas throughout the Property with ground checks and core drill programs.

Recommendation

The recommended work program consists of a continued grid-based core drill program on the Doyle sill. GGL should also proceed to drill test individual targets on the Property, explore the possibility the Doyle sill may have multiple layers as indicated by the kimberlite intersections at


GGL DIAMOND CORP.

Tee Lake, review the Doyle sill indicator train data, and conduct an audit of the pre-2004 heavy mineral concentrates.

Proposed Exploration Budget

Doyle Sill	
Continued core grid drilling program (1500rn)	$600,000
Individual core drill targets (6-8)	$250,000
Train studies, HMA audit	$ 70,000
Laboratory analyses, drill programs	$ 50,000
Land administration/report writing/fees	$ 25,000
Total proposed budget	$995,000

It is the Author's opinion the Doyle Property has significant potential both in the continued delineation of the diamondiferous Doyle sill and in the discovery of new kimberlite bodies. The above budget is in keeping with expenditures necessary in this area of the Northwest Territories to carry out the proposed program, although increasing fuel prices add a degree of uncertainty.

Current Exploration

The Company began a program of ground geophysical surveys and the drilling of selected lake targets in the Doyle/New Century Areas in April/May of this year. An early spring thaw ended the program prematurely leaving the remaining lake targets for a winter program. At the present time a summer program of ground surveys and sampling and the diamond drilling of land based targets is underway, this program is expected to include further testing in the Doyle Sill area.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

Exemption No. 82- 1209

JUDITH A. STOETERAU, P. Geol.

Calgary, AB
Tel: (403)
Fax: (403)
E-mail:

July 19, 2006

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Re: GGL Diamond Corp. (the "Issuer")

1. I confirm that I, Judith A. Stoeterau P. Geol., have prepared a technical report entitled "Exploration Activities on the Doyle Property" dated March 3, 2006 with respect to the Issuer's Doyle Property (the "Report");

2. I consent to the written disclosure of the Report and of extracts from or a summary of the Report by the Issuer as included in the Issuer's press release of July 19, 2006 ("Press Release");

3. I confirm that I have read the disclosure in the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release; and

4. I hereby consent to the public filing of the Report with the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange.

Yours truly,

"*Judith A. Stoeterau*"

Judith A. Stoeterau, P. Geol.

Exemption 82-1209

RECEIVED

2006 AUG -8 P 1:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Technical Report
43-101F1

Exploration Activities on the Doyle Property

(NTS Mapsheets 75N 5 and 6)
Centered at Latitude 63° 20'N, Longitude 109° 25'W
Northwest Territories Mining District

Dates of work:
March 1995 through December 2005

Prepared for:
GGL Diamond Corporation

Prepared by:
Judith A. Stoeterau, P.Geol.
March 3, 2006

ITEM 2 TABLE OF CONTENTS

LIST OF ILLUSTRATIONS (Item 26 at back)

ITEM 3 SUMMARY

The 100% owned Doyle Property (the "Property") comprises 24 mineral claims located in the Northwest Territories, approximately 250 kilometres northeast of Yellowknife and 150 kilometres south southeast of the producing Ekati and Diavik diamond mines. The Property is centered at latitude 63° 20'N and longitude 109° 25'W.

The Property was originally staked by Gerle Gold Limited (now GGL Diamond Corp. ("GGL")) in January, 1995 and was part of a larger package optioned in May, 1995 to Monopros Limited (now De Beers Canada Exploration Ltd.("De Beers")). De Beers earned a 60% interest in the Property by expending $4,650,000 by December, 1997. Exploration programs carried out during this joint venture discovered and outlined the two-kilometre long diamondiferous Doyle kimberlite sill. In 2004 the Property was returned to GGL and the Company immediately took 19 of the claims to lease. The remaining five claims are presently in good standing until March 3, 2006 and arrangements have been made to take the claims to lease.

Within the above time frame five of the claims (LA 26 to 30) were the subject of a legal dispute involving the original staking rights. This had the effect of placing the exploration process on the Property in abeyance from 1996 to 2003. A tribunal established by Indian and Northern Affairs Canada ruled in favor of the De Beers/GGL joint venture in May 2003.

The Property is located within the southeastern part of the Archean Slave Craton in northern Canada. The dominant rock type underlying the Property is granite to granodiorite gneisses. The Property was staked in order to explore for diamondiferous kimberlite deposits. To date kimberlite is the most common rock type to host diamonds and the deposits found to be diamondiferous are notably spatially related to Archean cratons. The initial economic discoveries in Canada were in the central Slave area (Ekati and Diavik diamond mines) and in the south-central Slave area (Snap Lake dyke to begin full production in 2008 (De Beers, 2004)). In 1995 the diamondiferous AK5034 kimberlite pipe was discovered by Mountain Province Diamonds Inc. just north of the Property. Four more diamondiferous pipes, including the Hearne, Tuzo and Tesla were subsequently discovered near AK5034 by a De Beers/Mountain Province/Camphor Ventures joint venture. On the Property itself the Doyle diamondiferous sill was discovered in 1996 and has been delineated to date along strike for two kilometres with a average width of 2.0 metres.

This report is a review of the diamond exploration programs conducted on GGL's 100% owned Doyle Property from 1995 to 2005, specifically a combination of airborne magnetic/electromagnetic surveys, glacial till sampling for kimberlite indicator minerals, reverse circulation and core drilling programs, a mini-bulk sample, and microdiamond and dense media separation analyses of kimberlite from the Doyle sill. Recommendations are made to further delineate and sample the Doyle sill and to proceed to test additional kimberlitic indicator mineral and geophysical targets located on the Property.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The author was retained by GGL Diamond Corp. ("GGL") to complete a review of their 100% owned Doyle Property ("Property") in the Northwest Territories, Canada and to carry out a mini-bulk sampling program of the Doyle kimberlite sill. The review was prepared in accordance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects). The author is a qualified person and worked on the Property during the summers of 2004 and 2005. The author has worked on a number of properties in this area of the Bear and Slave Cratons and is familiar with the exploration procedures and logistics, as well as the potential of the areas to host kimberlite bodies.

This report is a summary of the exploration programs conducted and reported by GGL and by Monopros Limited (now De Beers Canada ("De Beers")) to satisfy the requirements of their joint venture agreement with GGL. The programs comprised airborne and ground magnetic/electromagnetic surveys, glacial till sampling for kimberlite indicator minerals, reverse circulation and core drilling programs, a mini-bulk sample, and microdiamond and dense media separation analyses of kimberlite from the Doyle sill.

A review of the current claim status as posted by the Northwest Territories Mining Recorder's office onto their website lists the Property claims as active and owned 100% by GGL Diamond Corp. A legal title search in regard to these claims was not completed. The Author has worked for GGL as a consultant in the past year and holds options on the Company stock and is thus not considered an Independent Person.

ITEM 5 DISCLAIMER

The author has relied upon the technical reports written by or for GGL and De Beers during the 1995 to 2005 exploration period. The programs and reports were carried out under the guidance of a number of qualified people, each of whom will be mentioned in the appropriate section. Based on a review of the Quality Assurance and Quality Control (QA/QC) programs in place both in the field and at the laboratories, the author is confident of the reliability of the data. With respect to laboratories used by De Beers, the actual processing techniques are considered proprietary and were not provided to GGL. However the Author believes the internal checks employed by De Beers ensures an analytical system sufficiently free of errors.

The author has also relied upon GGL corporate files, published reports on file with Indian and Northern Affairs Canada (INAC) and public communications by various companies in press releases, reports and presentations.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Property is located in the Northwest Territories of northern Canada approximately 250 kilometres northeast of Yellowknife (Figure 1). The claims are centered around NTS latitude 63° 20'N and longitude 109° 25'W. The Property is made up of 24 contiguous mineral claims totaling 36,904.40 acres (14,934.70 hectares). Nineteen of the mineral claims have been legally surveyed and taken to lease. The remaining five claims are presently in good standing until

March 3, 2006 and will be taken to lease. A complete list of mineral claim numbers and locations are included in Figure 2 and Appendix I. All claims are owned 100% by GGL and the Author is unaware of any agreements or encumbrances on the Property.

To retain mineral claims in the Northwest Territories work must be performed at the rate of $2 per acre per year up to a ten year maximum. At that time the claims are either taken to lease or relinquished. The Property claims were initially registered with the Northwest Territories Mining Recorder on January 16, 1995 thus the assessment due dates were January 16 of each year up until the year 2005. A decision was made by GGL to take the majority of the claims to lease in 2004 and the legal surveys were conducted and approved. Five of the claims, involved in litigation until 2003, were suspended from reporting duties during the time of litigation. These claims are presently in good standing until March 3, 2006.

On the Property the Doyle diamondiferous sill was discovered in 1996 and was delineated along strike for two kilometres with widths up to 5.7 metres. The location of the sill has been included on Figure 2.

The Author is not aware of any environmental liabilities to which the Property is subject. Indian and Northern Affairs Canada and the Mackenzie Valley Land and Water Board administer land use in the region. GGL has acquired all permits necessary to carry out the ground exploration programs.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the area is by ski or float equipped fixed wing aircraft or helicopter. The closest airbase and supply companies are located in Yellowknife, 250 kilometres to the southwest. GGL has established the Bob Lake base camp within the Property (Figure 2) that is used for both winter and summer programs.

The Property lies within the Canadian subarctic region, in the Bear Slave Upland of the northwestern Canadian Shield (Bostock, 1970). The area is north of the present-day tree line. Mean daily temperatures range from -30°C in January to +15°C in July. Average snowfall for the area is about one metre, most of which is deposited during the autumn and spring storms. Freeze-up and break-up occur during October and June, respectively, at which time access to the area is by helicopter alone. Summer work is best conducted from July 1 to September 15, and winter work from March 1 to May 15.

Exposed Precambrian bedrock gives a local relief of up to a few tens of metres with elevations varying between 400 and 550 metres above sea level. In between the bedrock exposures and the numerous lakes and streams lies a thin layer of till with the accompanying eskers, fans, moraines and outwash plains. On this a fragile community of low shrubs (potentilla, willow, birch), grasses, lichen, moss, berry plants (bearberry, blueberry, cranberry, crowberry), Labrador tea and cotton grass exists where possible, especially within crevasses and depressions and along stream paths.

The barren ground caribou move into the area and are the primary game animal from spring to late summer and fall. Grizzly bears, wolves, hares, raptors, ground squirrels, ptarmigan and

grouse are present year round. Fish such as whitefish and trout populate the lakes and rivers, as well as waterfowl.

ITEM 8 HISTORY

Various individuals and companies have traversed Canada's North exploring for precious and base metal deposits since the fur trade industry first navigated the area in the 1600's, initially interested in locating the copper deposits used by the natives for tools and trading. Although metallic discoveries were made and mined, it wasn't until the 1980's that the North attracted serious diamond explorers. In 1991 the first diamondiferous kimberlite was discovered at "Point Lake" by Diamet Minerals Ltd. and BHP Minerals Canada. This sparked a staking rush by over 200 individuals and companies.

Canada's first diamond mine opened officially on October 14, 1998 (the Ekati Mine of Diamet and BHP). This was followed by the Diavik Mine of Aber Resources and Rio Tinto PLC in January, 2003. Three other advanced projects are also moving forward on the Slave Craton: Tahera's Jericho Project, De Beers' Snap Dyke Project and De Beers/Mountain Province /Camphor Ventures' Gahcho Kue (Kennady) cluster of pipes. The latter project lies on claims just to the north of the Doyle Property.

On the Doyle Property no previous exploration for base or precious metals has been recorded. In 1992 the area around Doyle was held by other companies and reconnaissance glacial till sampling carried out. Land was subsequently dropped and GGL was able to stake its LA group of claims in January, 1995. In that same year the diamondiferous AK5034 kimberlite pipe was discovered by Mountain Province just to the north of the LA claims. Four more diamondiferous kimberlite pipes were drilled in the same area of AK5034, including the Hearne, Tuzo and Tesla pipes (Figure 2). On the Doyle Property one diamondiferous kimberlite body, the Doyle sill, has been discovered.

ITEM 9 GEOLOGICAL SETTING

The Doyle Property is located in the southeastern flank of the Slave Craton, a large body of Archean granite – greenstone terrain made up typically of 2.7 to 2.67 billion year old metavolcanic and metasedimentary rocks extensively intruded by granitic to granodioritic plutons between 2.7 and 2.58 billion years old (van Breemen et al., 1988). The oldest rocks of the Slave Craton are small remnants of felsic gneisses 2.8 to 3.2 billion years old and the Acasta gneisses 3.6 to 4.0 billion years old in the western part of the Craton (Beals, 1994 and Bowring et al., 1989). This Craton extends from the Great Slave Lake northwards to the Coronation Gulf. Three main rock assemblages have been identified in the Slave Craton: an early assemblage of gneisses, granites and quartz arenites; the Yellowknife Supergroup metasedimentary rocks including greywackes, pelite, quartzite, iron formation and marble, with lesser metavolcanics; and a younger assemblage of clastic sediments and granites (Fyson and Padgham, 1993). The generalized geology of the Slave Craton is shown in Figure 3.

In the area of the Doyle Property granite and granitic gneisses are the dominant rock types, with lesser amounts of quartz diorite to diorite gneisses. Regionally these rocks have been cut by sets of dykes. The predominant set is a series of distinct northwest to north-northwest trending linear

magnetic highs considered to represent the 1.2 billion year old Mackenzie dyke swarm. These dykes rarely outcrop. Two other sets occur in the area, the Lac de Gras set striking north-northeast and the Mackay set striking east and east-northeast. All of these diabase dykes rarely outcrop and are more easily mapped using airborne geophysics as they appear as prominent linear magnetic highs. This "background noise" has the unfortunate effect of making the interpretation of possible kimberlite targets much more complicated.

Although multiple advances of glaciation took place over this area of the Canadian Shield, the final phase removed all previous till and laid a final thin till veneer over most of the area . This veneer of basal till ranges in thickness from one to five metres and was deposited by the Late Wisconsin Laurentide ice sheet which retreated approximately 10,000 to 7,000 years ago. Several sets of prominent eskers and kame deposits occur on the Property forming positive topographic features up to ten metres high. These glacial sediments cover approximately 50% of the surface. Striae measurements taken during field work indicate major ice flow movement from east to west or northeast to southwest. Specific measurements ranged from 250° to 300° azimuth. Permafrost occurs one to three metres below the surface.

ITEM 10 DEPOSIT TYPES

Exploration on the Property has been exclusively focused on discovering diamond deposits. Diamonds are stable at the high temperatures (900° to 1150°C) and pressures that exist 150 to 200 kilometres below the surface of the earth, in the upper mantle. They occur in harzburgite and eclogite, together with pyrope and eclogitic garnets, chrome diopside, ilmenite, olivine and chromite, all of which are useful "indicator minerals" in the exploration process.

The ancient cratons of the world, including the Slave Craton, provide the deep keel that extends well into the mantle horizon where it is stable for the formation of harzburgite and eclogite. At these depths the carbon monoxide rich, highly volatile kimberlites (and related rocks such as lamproites) form and on their way up pass through the diamond-bearing layers, incorporating and transporting pieces of these mantle "xenoliths" to the surface. On the Slave Craton, as a general rule, the pipes near the center of the craton tend to be younger in age (Cretaceous to Tertiary) while the pipes near the edges and flanking the craton tend to be older although age date information has not been released to the public for the majority of occurrences.

Glaciation in northern Canada removed the visible signs of these eruptions. However, in doing so it left a trail of the above mentioned "indicator minerals" down-ice from each occurrence. This is the first stage of exploration taken by geologists while searching for diamond deposits. By till sampling on a reconnaissance basis, they can begin to focus on areas containing kimberlite indicator mineral counts. At that point a land position is usually acquired and airborne geophysical surveys are conducted. Kimberlite bodies can either be magnetic highs, lows or neutral, but will usually present some form of anomaly to the geophysicist. The bodies also tend to be electromagnetic highs, or resistivity lows, reflecting the relatively thick layer of clays that form on top of the easily weathered kimberlitic rock.

ITEM 11 MINERALIZATION

The Property contains the diamondiferous Doyle sill located on mineral claim LA 29 (Figures 2 and 4). Glacial till sampling outlined one main indicator mineral train within which there are three sub-trains, thought to be related to three subcropping areas of the sill. No conclusive geophysical signature lay at the head of this train. Core drill programs carried out by GGL and De Beers during 1996 and 2003 tested the kimberlite body with 15 reverse circulation holes and 34 core drill holes and as a result the sill was drill-delineated for two kilometres along a northeast strike. Sill widths fluctuate up to 5.7 metres, with an approximate average of two metres true width. The body dips from 5° to 20° to the northwest.

During the 2005 program four vertical holes stepped up to 820 metres to the northwest in the down-dip direction encountered from 1.60 to 1.87 metres of kimberlite, the furthest out at a depth of 202.26 metres. The sill suboutcrops (comes to surface but is covered by overburden) along a strong topographic lineament near the intersection of a second set of lineaments that disrupt a Mackenzie dyke. Descriptions of the core by Chartier (1997a) and Scott-Smith (1997a) indicate the Doyle sill ranges from macrocrystic to aphanitic hypabyssal kimberlite.

Also during the 2005 program 45.5 tonnes of kimberlite from a subcrop of the Doyle sill was extracted to be processed for recovery of diamonds by dense media separation.

Microdiamond analyses of the kimberlite chips from the 1996 reverse circulation drill program were carried out by De Beers both at the SGS Lakefield Research Center in Ontario and at the De Beers Kimberley Acid Laboratory in South Africa. A total of 125.2 kilograms of chips returned 67 microdiamonds. The bottom sieve size cut-off was +0.74mm. Both Chartier and Scott-Smith cautioned the chips are contaminated possibly as high as 50% by country rock granite, and thus the analyses should only be used as an overall indication that the sill is diamondiferous.

Microdiamond analyses of core from 24 holes drilled in 2003 as well as the 15 holes drilled in 1996 was carried out at the SGS Lakefield and the Saskatchewan Research Council (SRC) laboratories, respectively. Samples were treated to a bottom sieve size of 0.074 at the SGS lab and to 0.105 at the SRC lab. Results, detailed in Figure 5 show that 217 stones were returned from a combined total of 122.45 kilograms of kimberlite core. Drill core from the 2005 program is presently awaiting analyses.

Dense media separation tests of the 45.5 tonnes of Doyle sill kimberlite were carried out by Ashton Mining of Canada Inc. at their facilities in North Vancouver. Diamond recovery results returned a composite total of approximately 6.2 carats of commercially sized diamonds for a calculated grade of 0.1352 carats per tonne. Results have been detailed in Figure 13.

Of note are three holes that were drilled east of the northern end of the Doyle sill at the north end of Tee Lake (Figure 4). These holes intersected kimberlitic muds containing pyrope garnet indicators and suggest the presence of a parallel kimberlite body beneath the known sill.

ITEM 12 EXPLORATION

Introduction

Exploration for diamondiferous kimberlite deposits in northern Canada begins with two main tools: glacial till sampling for kimberlite indicator minerals and airborne magnetic/ electromagnetic geophysical surveys. Glacial till sampling surveys look for kimberlite indicator minerals left behind after glaciers scoured the land. Kimberlites contain certain rare minerals that are not found in the surrounding rocks of northern Canada. These unique minerals, called indicators (pyrope garnets, ilmenites, chrome diopsides, eclogitic garnets) are discovered through the till sampling process, and a plot of the indicator occurrences will lead the exploration crews into the prospective areas.

An airborne geophysical survey is flown and geophysicists experienced in kimberlite exploration analyze the resulting data looking for the characteristic elliptical or circular shape of an anomaly, the anomaly itself being either a magnetic high or low, or possibly just a slight variation in the magnetic field. Electromagnetic responses tend to overlie and mimic the shape of the magnetics and tend to be "electromagnetic highs" reflecting the conductive nature of the altered, clay-rich cap on top of most kimberlite bodies.

Once a target is defined, it is ground-checked by geophysicists and geologists, and if it still remains unexplained it is drill-tested. If kimberlite is intersected the core (or rock chips if a reverse circulation drill system is used) is described by qualified kimberlite geologists and then a portion of each intersection undergoes microdiamond analysis to assess the presence or absence of diamonds. If there are diamonds in sufficient quantities to encourage further drilling, then the companies will take enough samples to allow for a "bulk sample", an exploration method of analyzing larger batches of material for diamond content.

Exploration work conducted by De Beers and GGL during the period from 1995 to date comprised three airborne geophysical surveys, glacial till sampling surveys for heavy mineral analyses and both reverse circulation and core drill programs. Successful intersection of the Doyle sill was followed by microdiamond analyses by caustic fusion. Exploration of the Property is ongoing and the maps presented with this report demonstrate the current knowledge of the exploration potential of this area.

Airborne Geophysical Survey (April, 1995)

From April 14 to May 10, 1995 a reconnaissance aeromagnetic survey was flown by Aeroquest Limited over the Property to detect anomalies caused by kimberlite intrusions. The company collected magnetic data using their Geometrics 822 Cesium Vapour Magnetometer in a PA-31 Piper Navajo fixed wing aircraft. The magnetometer was carried in a tail stinger configuration 60 metres above ground (66.5 metres actual average) with a line spacing of 100 metres (83 actual average). Lines were flown in azimuthal directions of 090°/270°. A Global Positioning System (GPS) was used in navigation. Both Chris Hrkac, B.Sc., consultant for GGL, and W. Boyko, professional geophysicist for De Beers, were present as monitors to ensure contract specifications were followed and to assess the field data for kimberlite targets. The survey gave an overall regional trend to the magnetics of north-south, consistent with regional geology. The data was processed by Controlled Geophysics Ltd. and the resulting preliminary data was examined by De Beers and GGL, with a total of 36 anomalies selected for follow-up work. After field investigations 27 anomalies remained unexplained and became targets for further work.

Airborne Geophysical Survey (September, 1995)

During September and October, 1995 a helicopter airborne high resolution magnetic survey was conducted by Peregrine Airborne Surveys Ltd. targeting individual areas of the Property. The survey was flown in fulfillment of recommended follow up of anomalies identified in the Aeroquest survey earlier in the year. A total of 15 grids were flown, each approximately one kilometre by two kilometres in dimension (Figure 6). The instrument used was a GSM-19C magnetometer, the bird height was 25 metres and the line spacing was 50 metres. Lines were flown in azimuthal directions of 090°/270°. Both Chris Hrkac, B.Sc., consultant for GGL, and G. Hodgkinson, professional geophysicist for De Beers, were present as monitors to ensure contract specifications were followed and to assess the field data for kimberlite targets.

Airborne Geophysical Survey (May, 1996)

During May, 1996 a helicopter airborne magnetic/electromagnetic survey was carried out over the western and central part of the Property by Fugro Airborne Surveys Corp. (Mississauga, Ontario). The company collected magnetic, electromagnetic and resistivity data using their DIGHEM system. Ancillary equipment consisted of a magnetometer, radar and barometric altimeters, video camera, analog and digital recorders, and an electronic navigation system. Lines were flown every 50 metres in azimuthal directions of 090°/270° with the magnetic sensor and electromagnetic bird towed 20 and 30 metres above ground, respectively. A GPS electronic navigation system ensured accurate positioning of the data onto topographic base maps. Both Chris Hrkac, B.Sc., consultant for GGL and G. Hodgkinson, professional geophysicist for De Beers were present as monitors to ensure contract specifications were followed and to assess the field data for kimberlite targets.

A compilation of results of the magnetometer surveys in 1995 and 1996 are presented in Figure 6. The 1996 electromagnetic survey results are presented in Figure 7.

Glacial Till Sampling for Kimberlite Indicator Minerals

During the 1994 to 2004 field seasons 1810 glacial till samples were collected from the area of the Property. The sample locations and heavy mineral indicator results have been included in this report as Figures 8 and 9. The symbols used reflect whether a 10-litre or 20-litre sample was taken at each location. The pyrope garnets have had their chemistries and mantle origins confirmed by microprobe analysis. During these programs the method and contractors have varied and herein follows a brief discussion of each individual program.

During the 1994 to 1996 summer seasons a regional evaluation program over the area of the Property was conducted. Samples were collected by GGL and De Beers and consisted of a volume of either 10 or 20 litres of either basal till, glacio-fluvial or esker material. Samples were sent to the De Beers processing facility in Grande Prairie, Alberta for heavy mineral separation and screening of the concentrate into various size fractions from 1.0mm down to 0.3mm. The concentrates of the 0.3 to 0.425mm size fraction were then picked for pyrope garnet, ilmenite, chrome diopside, kimberlitic spinels and spinels (the Author notes the concentrates were apparently not picked for eclogitic garnets).

The sampling program was carried out in the field under the guidance of John Knight, P.Geol. a consultant to GGL and by De Beers personnel. The Author believes that care was used in the field and in transport to the labs to ensure that quality controls were met. The actual laboratory processing technique is considered proprietary to De Beers and has not been provided to GGL. The Author believes the internal checks employed by De Beers ensures an analytical system sufficiently free of errors.

General observations from this regional till sampling program were that the far eastern claims appeared to hold no target areas of interest, a major indicator train existed on the property with its head lying on claim LA 29, and that there were two other smaller sources of indicator mineral anomalies on either side of the main train (Knight, 1996). Shortly thereafter the Doyle sill was intersected on claim LA 29 in the fall drill program, lying along the head of the major train.

During the 1999 and 2000 field seasons till samples were collected from the Doyle claim area by employees of De Beers. Each sample consisted of 20 litres of glacial sediment material spaced from 50 to 150 metres along sample lines perpendicular to the known ice directions. At each sample site an additional 0.25 litre sample was bagged and retained as a witness sample for future reference or for future geochemical analysis if warranted. The 20 litre samples were transported to De Beers' laboratories in Val d'Or, Quebec where a heavy mineral concentrate was produced. The concentrates were shipped to De Beers facilities in Toronto for further concentration and on to a De Beers subsidiary in Australia for mineral indicator picking of the 0.3 to 0.5 mm size fraction. The concentrates were evaluated for pyrope garnet, ilmenite, chrome diopside, kimberlitic spinels and spinels (the Author again notes the concentrates were apparently not evaluated for eclogitic garnets). As above, the Author believes the internal checks employed by De Beers ensures an analytical system sufficiently free of errors.

During the 2001 and 2002 field seasons 20 litre samples were collected from two main areas of interest, the northwestern and the eastern claims, to complete sample coverage and delineate any targets. The collection and analytical procedures were done by De Beers personnel in the same fashion as the 1999 and 2000 seasons.

During the 2004 field season GGL collected till samples from selected areas on the Property, mainly to evaluate known geophysical targets. The 20 litre samples were collected in the field under the guidance of John Knight, M.Sc., P.Geol. Samples were shipped to Yellowknife and then on to the Saskatchewan Research Council laboratory in Saskatoon, Saskatchewan. There the samples were reduced to concentrates and the 0.25 to 0.5mm and 0.5 to 1.0mm size fractions picked for indicator minerals (pyrope and eclogitic garnet, ilmenite, chrome diopside, olivine, spinel). In this sampling phase the Author was present in the field to witness the sample collection and transportation methods of GGL and feels there is a strong attention paid to quality control during the process, both in the field and at the Yellowknife facilities of GGL.

Doyle Sill Mini-Bulk Sample

During August, 2005 blasting and removal of 45.5 tonnes of kimberlite material was carried out at a subcrop of the Doyle sill. The Author was present and in charge of this sampling program. The resulting pit measured roughly three metres by three metres, with a depth from the hanging wall to the footwall contact of 3.8m. The kimberlite is hypabyssal and varies in color from light blue and green to blue/black. Calcite veining/streaming and fibrous serpentine mark the contacts with the host granite. Dominant minerals include olivine, garnet, ilmenite and spinel. Olivine, the majority of which has been serpentinized, comprises over half of the rock. Rare harzburgitic

mantle xenoliths were noted. The lower approximately 25 to 35 percent of the pit was a striking blue in color, possibly defining either an alteration effect (serpentinization?) or a separate pulse of kimberlitic material.

ITEM 13 DRILLING

There have been ten separate drill programs carried out on the Property from 1996 to 2005 totaling 69 core drill holes and 156 reverse circulation holes. The majority cf the holes were designed to test unexplained geophysical target areas. All targets were confirmed before drilling by a ground geophysical (magnetic/electromagnetic) survey. Except for the holes in the vicinity of the Doyle kimberlite sill, all returned no kimberlite. These holes have been plotted on Figure 11.

Drilling in the area of the Doyle kimberlite sill has been plotted on Figure 4. The drilling was carried out during 1996, 2003 and 2005 and totaled 15 reverse circulation and 41 core drill holes. The body defined by the drilling to date is a thin (0.2 to 5.7 m apparent width) sill structure dipping shallowly (5° to 20°) to the northwest and striking northeast (azimuth 040°) over a length of two kilometres, open at both ends. To date the average true thickness is estimated at 2.0 metres.

The reverse circulation drill rig is designed to quickly and efficiently test suboutcrop with closely spaced, shallow holes. During the program careful logging of the kimberlite chips was difficult due to the speed of drilling and the return of the chips to the surface (Chartier, 1996, 1997a). The rock varied from carbonate and hematite rich along the contacts (up to 50 cm) to a fine grained hypabyssal black kimberlite in the interior. There were few to abundant mineral indicators (ilmenite and garnets).

After a detailed ground geophysical survey in the area, a program of core drilling was begun to define the newly discovered kimberlite sill. Ten core holes were drilled, intersecting kimberlite in all but two. The core was reviewed and logged by B. Scott-Smith (1997a). The core made available for review was described as hypabyssal macrocrystic kimberlite (Group 1). The rock contains diamonds, garnet and ilmenite with extremely rare chrome diopside. Groundmass is made up of spinel, mica, apatite, carbonate and serpentine. Mantle-derived coarse garnet peridotite and rare eclogite clasts were logged in one section. Although the sill is internally complex with alternating zones of aphanitic kimberlite, breccia with mantle zenoliths, and graded bedding, Scott-Smith believes the sill was formed by a single batch of magma and suggests the overall grade of the sheet may be uniform, with small-scale variations.

Both Scott-Smith and Chartier suggested the Doyle sill till train may contain indicators from a separate kimberlite source. This was based on changes in the down-ice indicator distribution and on the presence of chrome diopside in glacial till samples taken within the train (this mineral is virtually absent in the sill material collected to date).

A legal dispute involving ownership of the mineral claims around the Doyle sill effectively suspended exploration of the sill until May of 2003, when a decision was made in favor of GGL and joint venture partner De Beers. During that summer ground geophysical surveys were conducted with the purpose of extending the strike length of the sill to the northeast and southwest. Twenty-four core holes were drilled by De Beers; of these 16 were drilled along strike and along the edge of the sill close to the surface (within the area of the previously defined kimberlite) in order to obtain additional samples for microdiamond analyses. Two holes drilled

to the southwest and one hole drilled to the northeast all hit kimberlite resulting in increasing the known strike length to two kilometres.

The kimberlite recovered in the 2003 program was described in the field by Rikhotso (2003) as olive to dark grass green, medium grained, macrocrystic hypabyssal kimberlite with tuffisitic textures in places. The garnets are ubiquitous, make up 3% of the core and occur in shades from dark purple to red and "pink-orange" (eclogitic?). Ilmenite and spinel are also present to a lesser degree. Mantle xenoliths are rare, only noted in two holes. They are olivine-rich with traces of pink-red garnets.

The top and bottom contacts of the kimberlite with the country rock granite in all holes consists mainly of calcium carbonate veining and olivine with 75% granitic country rock. Some core displayed concentrations or banded zones of garnet and ilmenite, and a flow of olivine, also near the top and bottom contacts. Overall the contacts are described as fairly sharp.

The 2005 program was designed to test the down-dip extension of the Doyle sill. Four vertical holes along two section lines extended the known boundary of the sill northwestward to 820 metres. At this point the sill was encountered at a depth of from 202.26 to 203.86 metres. The kimberlite intersected is hypabyssal and varies from light green to blue/black. Calcite veining (streaming) and fibrous serpentine mark the contacts with the host granite. Dominant minerals include olivine, garnet, ilmenite and spinel. Olivine, the majority of which has been serpentinized, forms 50% of the core. Garnets comprise 2% to 3% and range from purple red to orange with associated kelyphitic rims.

In addition to drill delineation of the Doyle sill, three holes have been drilled east of the sill, at its northern end (Tee Lake area). Two holes intersected a few centimetres of kimberlitic muds containing garnet indicators, with approximately 0.6 metres of core loss (possible kimberlite). The third, drilled in 2005, encountered 0.49 metres of kimberlite. These holes indicate the exploration potential for either a second parallel sill, an offset of the original sill or a pipe.

ITEM 14 SAMPLING METHOD AND APPROACH

Glacial Till Sampling Programs

During the till sampling programs unconsolidated glacial till samples were collected where possible from active frost boils, glaciofluvial material and eskers. The top layer of vegetation and till was scraped off to expose the till below. Samples were either collected in a large scale "reconnaissance" style by following recognized mineral trains and/or eskers, collected along a fence line pattern to methodically test claim areas, or collected both up and down the ice direction from a known geophysical anomaly in an attempt to assess its potential.

At each site the exact position of the sample was dependent on the location of the proper quality of sampling material. Each sample consisted of a volume of 10 or 20 litres of material. Wet weights of the samples typically averaged 15 and 30 kilograms respectively. Each sample was placed into 6-mil poly ore bags (transparent heavy plastic) measuring either 18 inches by 24 inches or 24 inches by 36 inches, accompanied by a waterproof tag bearing a unique sample number. The bag was sealed with single use, locking zap straps then placed inside a woven plastic rice bag which was again sealed with a single use locking strap. The sample number was also handwritten on the side of the rice bag with a waterproof marker.

Every sample was described according to glacial sediment type, color consistency, quality of sample and location data such as terrain and dominant bedrock lithology. All data were recorded on sample cards. The position of each site was measured using a hand held Global Positioning System (GPS) unit where each reading was post-processed for approximately two minutes and corrected against a base station located in Yellowknife. As a result each sample site location reported is accurate within one metre. Glacial striae measurements were taken when noted.

During the 1994 – 1996 field seasons the collection process was overseen by Chris Hrkac, B.Sc., and by John Knight, M.SC., P.Geol., both consultants to GGL. During the 1999 – 2000 and 2001 – 2002 field seasons the collection process was overseen by Todd McKinlay, B.Sc., Project Manager for De Beers and by Brian Poniatowski, B.Sc., De Beers field geologist. During the 2004 field season the process was overseen by John Knight, P.Geol. and the Author, both as consultants to GGL. Although the author was not physically able to be present at all the collection times it is the Author's opinion that best efforts were made to sample the proper medium and that proper in-field and transportation sample handling procedures were followed during the above field programs.

Mini-Bulk Sampling Program

Rock material was excavated using a Bobcat 331 with a 20 inch bucket, placed into cubic metre "Megabags", sealed with drawstrings and a security numbered ziplock strap, and airlifted onto a nearby esker for storage (weighed by the helicopter during this lift). A total of 70 sealed megabags were placed on top of the esker by the time the project was finished. This totaled 100,850 pounds avoirdupois or 45.75 tonnes metric (1 tonne = 2204.622 lbs). Due to loss of moisture, the final weight of the sample was measured at the Ashton laboratory as 45.5265 tonnes.

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

Glacial Till Sample Security

Till samples collected by GGL and De Beers personnel in the field consisted of 10 or 20 litres of unconsolidated material. Each sample was placed in 6-mil poly ore bags (transparent heavy plastic) measuring either 18 inches by 24 inches or 24 inches by 36 inches, accompanied by a waterproof tag bearing a unique sample number. The bag was sealed with single use, locking zap straps then placed inside a woven plastic rice bag which was again sealed with a single use locking strap. The sample number was also handwritten on the side of the rice bag with a waterproof marker. Samples were returned to the camp or a central sample cache on a daily basis, with the locations and numbers recorded digitally. The sample bags were then transported from the field camp or sample cache to Yellowknife where they were checked in, palletized and shrink wrapped either by a company crew member or by a member of the expeditor's staff (G&G Expediting, Yellowknife) for transport on pallets by bonded trucking companies to the various laboratories. Trucking waybills and sample numbers (the latter on a per crate basis) were faxed to the process laboratories.

The till samples were sent to various laboratories throughout the exploration seasons: De Beers' heavy mineral analysis (HMA) laboratories at Grand Prairie, Alberta and Val d'Or, Quebec; De Beers' facilities in Toronto, Ontario; the Stockdale laboratory in Australia; and the Saskatchewan Research Council laboratory in Saskatoon, Saskatchewan. Only the Saskatchewan Research Council has received ISO certification and this was just for the samples processed in 2004

(ISO/IEC 17025 accreditation by the Standards Council of Canada as a testing laboratory for specific tests (Scope of Accreditation No. 537)).

Regarding four of the five above facilities, De Beers' processing technique is considered proprietary. The process involves concentration of the heavy minerals and screening the concentrate into coarse (1.0 to 2.0mm), medium (0.5 to 1.0mm), medium fine (0.425 to 0.5mm) and fine (0.3 to 0.425mm) size fractions, which are then evaluated for indicator minerals. De Beers has reported evaluating for pyrope garnet, ilmenite, chrome diopside, kimberlite spinel and spinel.

Noteworthy is the fact that the yellow-orange eclogitic garnets may not have been evaluated in these concentrates. Also, the size range parameters appear to vary slightly from laboratory to laboratory. At Stockdale it appears there was a 0.3 to 0.5 mm size fraction (Medium Fine / Fine-label not known) while Grand Prairie separated out a 0.425 to 0.5 mm size fraction called "Medium Fine". This difference in definition of size ranges may have an effect in properly defining indicator mineral trains, however the Author believes this is not a strong concern in narrowing down the exploration program to specific target areas. This discrepancy was noted by GGL geologists in 2003 and all future glacial till samples were processed using uniform screen sizes of 0.25 to 0.5mm and 0.5 to 1.0mm.

The analytical procedures at the Saskatchewan Research Council laboratory used by GGL in 2004 for heavy mineral analyses of the glacial tills is more transparent. Chris Hrkac, B.Sc., consultant for GGL was able to tour the Saskatoon facilities (Hrkac, 2003) and conduct a review of the procedures. The following is taken from his report:

Sample Preparation and Analyses

The till samples shipped to the Saskatchewan Research Council were treated by a process of desliming, screening and magnetic separation to produce magstream concentrates for kimberlite indicator mineral picking.

- Samples are received and checked for damage (reported if noted). The samples are then transferred from the bags into labeled white 20 litre buckets, weighed and recorded in a book. The batch and number sequence is maintained throughout the process.

- The samples are put into a paint shaker with water and calgon for disaggregation.

- Each sample is then poured into the SWECO screens where the oversize (+1.00mm) and undersize (-0.18mm) is removed leaving the -1.00+0.18mm MWT fraction. The oversize and undersize from these screens are bagged, labeled and stored in the white buckets.

- The MWT -1.0+0.18mm fraction is transferred to a labeled stainless steel container and weighed.

- This fraction is then put on a shaker table where the organics float off and a crude concentrate is formed. The table lights are bagged and labeled and put in the white buckets with the oversize.

- The heavy concentrate is placed back into the steel container and dried.

- The dried sample is then placed in the Perm Roll to split the magnetic and nonmagnetic fractions. The nonmagnetic fraction is labeled and stored.

- The magnetic fraction is then put through two stages of heavy liquid separation. The first station uses TBE to separate the material into specific gravity of <2.96 (discarded) and >2.96 (saved). This latter material is then dried and sent to the heavy minerals MI station where the sample is split into SG<3.23 (saved) and SG>3.23. This latter fraction is dried and placed on a paper sheet where the ferromagnetics are removed with a weak magnet and scanned for chromites and picroilmenites as a check. The ferromagnetic material is saved.

- The nonferromagnetic fraction is then placed in the Frantz magnetic separator and separated into Frantz uppers (UP1) and Frantz lowers (LW1). The uppers contain the picroilmenites and chromites while the lowers contain the pyrope garnets, chrome diopsides, eclogitic garnets and olivines (thus the dark oxides and silicates are separate).

- The uppers and lowers are then screened at +/-0.25mm and +/-0.50mm and placed into vials.

As a result the following material is in vials ready for picking:
- Franz uppers 0.18 to 0.25mm
- Franz uppers 0.25 to 0.50mm
- Franz uppers 0.50 to 1.00mm
- Franz lowers 0.18 to 0.25mm
- Franz lowers 0.25 to 0.50mm
- Franz lowers 0.50 to 1.00mm

The samples are then picked for pyrope garnets, chrome diopsides, ilmenites, chromites, eclogitic garnets and olivines (the latter two only on 2004 samples). The individual indicator grains are mounted on sticky boards and sealed in an appropriate container in preparation for electron microprobing to determine chemical compositions and establish kimberlitic provenance.

It is the Author's opinion that the glacial till samples were transported and received by the Saskatchewan Research Council laboratory in a proper manner and that proper QA/QC procedures were followed during the analyses.

Microdiamond Analyses

Samples from three phases of exploration of the Doyle sill have been sent for microdiamond analyses in the following order: rock chips from the reverse circulation drill program in 1996, drill core from the 2003 program and drill core from the 1996 program.

In 1996 the rock chips recovered from the reverse circulation program were bagged into 14 samples, labeled and shipped by bonded trucking companies from Yellowknife to two laboratories, Lakefield Research Limited in Ontario and the De Beers' Kimberley Acid Laboratory in South Africa. The core from the 2003 drill program was sent to Lakefield Research Limited and core from the 1996 core drill program was sent to the Saskatchewan Research Council laboratory. The Author is able to report on the processes at the Lakefield

laboratory and the Saskatchewan Research Council laboratory. Processes developed by De Beers at their laboratories are proprietary and confidential.

At the Lakefield Research laboratory:

- The caustic dissolution process is carried out in pottery kilns that treat up to eight kilograms of sample material and are run on a 24 hour cycle. If there is abundant carbonate material then sample size is reduced (a cursory mineralogical examination of each sample reveals any potentially deleterious phases).

- At the appropriate sodium hydroxide to sample ratio and optimum temperature, the operation is allowed to continue overnight. The process consists of dissolving the entire sample in a molten sodium hydroxide bath and typically recovering the +100 mesh residue.

- An important feature of their recovery system is the pouring of the melt through a large diameter, stainless steel screen to collect the residue. The screen and pot are leached sequentially with water then acid to dissolve the residual sodium hydroxide. Collection of the final dissolution residue from the leaching tub is also made on a stainless steel screen. Of note, all screens are dedicated to only the diamond programs and each of the screens is examined thoroughly before and after usage. Any flaws require immediate replacement of the screen.

- The spent caustic fraction is allowed to cool for 24 hours, is removed from the recovery vessel and drummed for recycling for outside industrial applications.

- After drying, the dissolution residue is split into three magnetic and non-magnetic fractions using the permanent magnet followed by the Frantz Isodynamic Separator. Extreme care is required as the non-magnetic, diamondiferous portion of the residue commonly amounts to no more than a few milligrams. The concentrate products are then submitted for microscopy.

- Very few minerals survive the harsh caustic attack, therefore weight reductions commonly exceed 99% of the initial sample weight. The high weight loss with optimum stone recovery is another major advantage of the caustic dissolution technique.

- Only highly resistant minerals such as diamond, graphite, moissanite, zircon, chromite and kyanite survive the caustic attack. Of note, partially dissolved indicator minerals including colorless to opaque spinel, garnet and ilmenite, as rounded relicts of original coarse grains, may occur in the dissolution residue.

- All diamonds are identified and described under the binocular microscope. All diamonds are stored in glass vials for shipment upon project completion. The +200 mesh diamonds are measured individually using the petrographic microscope and the octacarat values calculated using in-house software.

At the Saskatchewan Research Council laboratory:

- The kimberlite samples arrive and are taken off the truck into the sample treatment area, checked for any damage and logged into the system by the recording of the security tag numbers. If any damage is noted to either the bags or the tags, the client is notified.

- Samples are then removed from the containers, cleaned and dried at 105 degrees Celsius. The dried sample is weighed

- The sample is either left whole (as received) or crushed to ½ inch size. This is the client's choice. The smaller particles will dissolve faster but the crushing process may break diamonds. GGL has the sample crushed.

- Samples are then transferred to stainless steel pots which are placed in ovens, and the sample is fused in sodium hydroxide to yield a melt.

- Once the fusion melt is produced the melt is poured through a 0.106mm stainless steel screen into large pots. The screens are only used once.

- The material less than 0.106mm in size is packaged for shipment to locations requiring basic solutions as neutralizing agents.

- The material greater than 0.106 (crude residue) is transferred to another room where it is chemically treated to produce a clean residue.

- The cleaned residue is then screened at +/-0.106mm, +/-0.150mm, +/-0.300mm, +/-0.425mm, +/-0.600mm and +/-1.00mm. Any material below 0.106mm size fraction is discarded and the remaining fractions are microscopically examined for diamonds.

- 10 artificial diamonds of known sizes are placed in each batch before the fusion process begins as a recovery check.

- All diamonds are identified and described under the binocular microscope. All diamonds are stored in glass vials for shipment upon project completion.

The Author is not able to comment on the De Beers' microdiamond analysis process but feels both the Lakefield and Saskatchewan processes have met industry standards for the processing of routine microdiamond extraction from exploration level samples, and have recognized and attempted to keep to a minimum the losses attributed to standard attrition milling.

Doyle Sill Mini-Bulk Sample Security and Analysis

Once filled, all bags were sealed with numbered, locking security tags and airlifted to the nearby esker. Only the staff of six people (four excavation crew and two geologists) were allowed on-site. At rare times visiting government geologists, Company management and officers, and support personnel and invited guests were escorted through the site. The Doyle sill itself is remote and only accessible by helicopter (no lake nearby can support float-plane traffic) and thus security during the off-site hours was never a concern.

At the end of the program 70 bags were airlifted to a barge that was anchored on the East Arm of Great Slave Lake, 35 miles south of the excavation site. Once the barge reached Yellowknife the megabags were transferred to a trucking company that transported the sample to Ashton Laboratory in North Vancouver. Chain of Custody papers were properly filled out at each transfer location and are on file with the Company. The Author feels that the Company engaged

responsible and professional companies to carry out the transportation and storage process and that the bags were not left unattended in a place of easy public access.

Once the sample reached Ashton Mining's laboratory in North Vancouver, the bags were reweighed, then processed in three subsample lots for dense media separation of the diamonds. Although the processes developed by Ashton Mining at their laboratory are proprietary and confidential the Author was given a tour of the facilities in September, 2005 and feels that a high degree of attention is given by Ashton personnel to the quality assurance/quality control and security programs that have been established. In addition, a GGL Qualified Person (Howard Coopersmith, P.Geol.) observed portions of each treatment and diamond recovery process.

Each subsample lot contained 10 synthetic tracer cubes placed by Ashton and all were recovered. In addition the DMS concentrates were observed twice, with each pass completed by a different person at Ashton. Three natural diamond spikes were added to one subsample, and ten each to the other two subsamples, and all spikes were recovered. As a result there was a 100% recovery of all tracers and spikes from this DMS test.

ITEM 16 DATA VERIFICATION

While operating programs, GGL has routinely collected duplicate till samples in the field, approximately one for every 50 samples taken. Results available to date suggest the barren samples are duplicating with nil to low numbers and that the samples rich in indicators are duplicating essentially the same results. Regarding the submission of "duplicate" samples, this is only a grossly practical verification technique when sampling till for indicator minerals. Indicator trains or fans leading to kimberlite bodies may contain samples returning less than five indicator grains and the sample is still considered anomalous. A duplicate sample taken from the same frost boil may return zero indicators – or 25 if the sample contained a "lucky" shovel load. De Beers did not collect duplicate samples, relying instead on the internal checks of their laboratories.

The laboratories used by GGL and De Beers have data verification procedures in place, although the Author is only able to comment on those willing to release the process information.

Regarding glacial till sample analyses for kimberlite indicator minerals and the microdiamond analyses, the Saskatchewan Research Council laboratory undertakes a number of verification checks (recorded and witnessed) as each sample moves through the laboratory. This ensures all equipment and procedures are within the prescribed limits. There are additional checks in place where there is more of a human factor to the process, such as at the mineral picking stage. In this case a number of samples are re-picked by senior pickers and the senior pickers will also perform checks on each other as well. The laboratory will on occasion and with the company's permission send out selected samples for re-picking by other laboratories. In the microdiamond extraction area the same verification checks and controls are in place and have been inserted into the process description in the previous section. One key quality control is the insertion of ten artificial diamonds of known sizes into each batch before the fusion process begins as a recovery check. All diamonds recovered during the caustic fusion process are kept locked up until delivered to the client. In 2004 the Saskatchewan Research Council received its ISO/IEC 17025 accreditation by the Standards Council of Canada as a testing laboratory for specific tests (Scope of Accreditation No. 537).

At the Lakefield Research microdiamond analysis laboratory routine quality control tests are used to evaluate their procedure, both by spiking client samples with a variety of natural diamonds ("Congo Rounds") and easily identifiable, color treated synthetic diamonds. The lab also uses:

- blank samples to look for diamond and/or mineral indicator contamination. Recovery of the diamond spikes typically ranges from 97 to 100% (98.2% in 2002). The 2002 statistics showed an average of 1.18 indicator mineral grains carried over into the caustic soda blanks that are run between different clients' batches.
- A rigorous sample tracking procedure
- Dedicated screens and equipment for each sample
- Replacement of screens between each sample during sample processing
- Thorough washing and scrubbing of all sample containers
- Thorough cleaning of equipment used to prepare caustic residues between each processed sample
- Sandblasting of each kiln pot between clients projects to ensure the removal of any microdiamonds or indicator minerals
- Caustic dissolution residue is picked twice by separate diamond pickers.

With respect to the phases that the Author was able to review, given the extensive QA/QC and sample chain of custody program in place both in the field and at the laboratories the Author does not feel it is necessary to question the reliability of the results obtained. Regarding the proprietary and confidential processes at De Beers facilities the Author believes the internal data checking protocols followed by the De Beers group of companies ensures a database sufficiently free of errors.

ITEM 17 ADJACENT PROPERTIES

The De Beers/Mountain Province/Camphor Ventures' Gahcho Kue (Kennady) cluster of diamondiferous kimberlite pipes lies just eight kilometres northeast of the Doyle sill (Figure 2). The following information comes from the public domain, from company annual reports or from press releases. **The Author cannot verify this data and cautions the reader that the information is not necessarily indicative of the potential of mineralization on the Doyle Property.**

In an engineering study prepared for Mountain Province Diamonds Inc. in June, 2003, M.L.Thurston reviews the Gahcho Kue project. There are four main diamondiferous kimberlite pipes, the 5034, Hearne, Tuzo and Tesla, although only the first three pipes contain sufficient diamond content to allow a mineral resource estimation. The Tuzo has a circular plan view shape and a surface area of about 1.4 hectares. The Hearne consists of north and south bodies with a total surface area of approximately 1.5 hectares. The 5034 kimberlite is more complex, with four known lobes and a total surface area of about 1.95 hectares. Rock type within these pipes varies from hypabyssal kimberlite to tuffisitic kimberlite breccia.

Reserves have been stated (Northern Miner, March 3-9, 2006) as 31.4 million tonnes indicated and inferred at a grade of 1.48 carats per tonne equal to 46.5 million carats valued at US$70-77 per carat. De Beers is proposing to make Gahcho Kue into a mine, and began the permitting process November, 2005 by applying for a class A land-use permit and water license to construct and operate an open pit mine.

Three other kimberlites occur to the north of the Property: Kelvin and Faraday (both approximately 16 kilometres northeast of the sill) and the MZ group (14 kilometres northwest of

the sill). The Kelvin and Faraday occurrences are three kilometres apart and are part of a diamondiferous, steeply-dipping dyke system, possibly related to each other, trending in a southwest direction toward the Gahcho Kue pipes (and toward the Doyle sill). The Kelvin occurrence appears to have a width of at least 110 metres and may be a significant blow. The MZ is a complex of shallow-dipping sills, three out of four of which are diamondiferous.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

Not Applicable.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Not Applicable.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

Not Applicable.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Doyle Property lies within an area of northern Canada that is highly prospective for the discovery of diamondiferous kimberlite bodies. Just four kilometres to the north lies the Gahcho Kue cluster of kimberlite bodies, three of which are being developed by De Beers/Mountain Province/Camphor Ventures into an open pit mine. The Doyle Property is completely surrounded by other companies and it is expected that continued exploration by all companies including GGL will discover other kimberlite bodies in the area.

It is generally understood kimberlite bodies tend to occur in clusters and that there may be a structural control in the general distribution of kimberlite in a field. In the area of the Doyle property there is a clear relationship between the direction of the Doyle sill and the location of the Gahcho Kue cluster, as well as the Kelvin and Faraday occurrences.

GGL and De Beers have employed the standard systematic approach to diamond exploration used successfully by other companies in northern Canada: reconnaissance to detailed glacial till sampling, airborne geophysical surveys, target definition and drilling programs. Qualified contractors and laboratories have been used consistently and proper QA/QC methods were used during the collection and analysis of samples.

Kimberlite bodies can have many different geophysical characteristics and the Company continues to research and apply new geophysical interpretation methods and surveys, following up resulting anomalies with ground checks and drill programs. It should be kept in mind that

kimberlite bodies in the area may be lacking indicator mineral trains completely, leaving their discovery entirely dependant on geophysical interpretation.

The Author noted during the review of data that eclogitic garnets may not have been picked in a number of the glacial till sampling programs, specifically those handled by De Beers. GGL should conduct a random audit of a limited number of heavy mineral concentrates of samples collected by De Beers on the Doyle property.

The mini bulk sample taken in 2005 returned a composite total of approximately 6.155 carats of commercially sized diamonds from 45.5 tonnes of material for a calculated grade of 0.135 carats per tonne (Figure 13). Mr. Howard Coopersmith, P.Geol., diamond consultant and Qualified Person for the Company reports the largest diamonds are a 1.25 carat off-white industrial stone and a 0.83 carat colourless clear tetrahexahedroid crystal of high gem value.

The Company should proceed to:

- Continue to carry out grid-based core drill programs to further delineate the sill both down-dip and along strike for resource estimations as well as the presence of a widening or blow along the sill. As shown by the three core drill holes at Tee Lake and at the MZ kimberlite complex to the north, the Doyle may have multiple intrusive layers. Deep holes in selected locations could be used to test the theory.

- Conduct an audit of the heavy mineral concentrates from all pre-2004 till sampling programs with the primary purpose of checking for eclogitic garnets and the secondary purpose of confirming the reliability of the data.

- Review the Doyle mineral indicator train and conduct infill sampling if warranted. There are strong indications the train may be masking dispersal from other kimberlite sources. Any counts of chrome diopside should be viewed as a separate train, as the sill itself is virtually devoid of that indicator mineral.

- Follow up known target areas throughout the Property with ground checks and core drill programs (Figure 10).

ITEM 22 RECOMMENDATIONS

The recommended work program consists of a continued grid-based core drill program on the Doyle sill. GGL should also proceed to drill test individual targets on the property, explore the possibility the Doyle sill may have multiple layers as indicated by the kimberlite intersections at Tee Lake, review the Doyle sill indicator train data, and conduct an audit of the pre-2004 heavy mineral concentrates.

Proposed Exploration Budget

Doyle Sill	
Continued core grid drilling program (1500m)	$600,000
Individual core drill targets (6-8)	$250,000
Train studies, HMA audit	$70,000
Laboratory analyses, drill programs	$50,000
Land administration/report writing/fees	$25,000
Total proposed budget	$995,000

It is the Author's opinion the Doyle Property has significant potential both in the continued delineation of the diamondiferous Doyle sill and in the discovery of new kimberlite bodies. The above budget is in keeping with expenditures necessary in this area of the Northwest Territories to carry out the proposed program, although increasing fuel prices add a degree of uncertainty.

ITEM 23 REFERENCES

Ashton Mining of Canada Inc. Confidential Report (2006): Dense media separation plant test results for 45.5 tonnes of kimberlite from the Doyle Lake sill (GGL Diamond Corp.), NWT

Beals, P.L. (1994): Mineral deposits of the Slave Province, overlain on geological base map, EGS 1993-9, NWT Geology Division NAP, Yellowknife.

Bostock, H.S. (1970): Physiographic subdivisions in Canada; *in* Geology and Economic Minerals of Canada, R.J.W. Douglas (ed.); Geological Survey of Canada, Canadian Geological Report No. 1

Bowring, S.A., Williams, I.S. and Compston W. (1989): 3.96 Ga gneisses from the Slave Province, NWT, Canada. Geology 17, p 971-975

Butler, D.B. (2001): De Beers ground penetrating radar surveys, March – May 2001; Whytecliff Geophysics Ltd.

Chartier, T. (1996): Drilling activities on Doyle Lke project, LA claims during May to October, 1996; GGL Diamond Corporation files

Chartier, T. (1997a): Geological, geochemical and geophysical report in fulfillment of assessment requirements for work completed between dates September 1, 1994 to December 31, 1996; GGL Diamond Corporation files

Chartier, T. (1997b): Interim report on diamond drilling activities on LA 1-25 claims, Doyle Lake project, NWT, between the dates of April 8 to June 11, 1997; GGL Diamond Corporation files

CRC 2001 Canada Mining Regulations: Regulations respecting the administration and disposition of minerals belonging to Her Majesty in right of Canada under all lands forming part of the Northwest Territories (SOR/88-9, s.1) and various Orders in Council

Davidson, J.G. (1996): Lakefield research project no. 8901-012 interoffice memorandum discussing the caustic fusion procedure; GGL Diamond Corporation files

De Beers Canada Exploration (2004): Corporate newsletter; October 18, 2004

DIAND (1998): Exploration overview, mining, exploration and geological investigations, Northwest Territories; NWT Geology Division, DIAND

Dyke, A.S. and Dredge, L.A. (1989): Quaternary geology of the northwestern Canadian Shield; *in* Quaternary Geology of Canada and Greenland, R.J. Fulton (ed.); Geological Survey of Canada, Geology of Canada No. 1

Follinsbee, R.E. (1950): Geology, Walmsley Lake; GSC Map 1013A

Fraser, J.A. (1960): North-central District of Mackenzie, Northwest Territories; Geological Survey of Canada, Map 18 - 1960, scale 1:506,880

Fyson, W.K. and Padgham, W.A. (1993): Geology of the Slave Structural Province; EGS Map 1993-08

Garrie, D.G. (1996): Dighem survey for Monopros Limited, Doyle-1-96, Doyle Lake, NWT; GGL Diamond Corporation files

Golubev, Y.K. (1997): Interpretation of the quaternary geology in the Doyle Lake area, NWT; GGL Diamond Corporation files

Hardy, F. (2001): AK and Doyle large scale trends of indicators – De Beers internal memorandum; GGL Diamond Corporation files

Hoffman, P., Hall, L. (1993): Geology, Slave craton and environs, District of Mackenzie, NWT; GSC, open file 2559, scale 1:1,000,000

Hrkac, C. and Lisle, T. (1998): Confidential internal report on the results of the Doyle Lake project compilation; GGL Diamond Corporation files

Hrkac, C. (2003): Visit to the SRC indicator processing lab in Saskatoon; Interoffice Memorandum, October 29, 2003

Kjarsgaard, B.A. (1996): Slave Province kimberlites; *in* Searching for Diamonds in Canada, A.N. LeCheminant et al. (ed.); Geological Survey of Canada, Open File 3228, pp. 55-60

Knight, J. (1996): Preliminary internal report on the July 1996 sampling, Doyle Lake; GGL Diamond Corporation files

Knight, J. (2004): Confidential internal report on the 2004 geophysical and mineral anomaly checking, Doyle property; GGL Diamond Corporation files

Lisle, T.E. (1997): Report on diamond drilling program on the LA 1 to 25 mineral claims, Doyle Lake project, NWT; GGL Diamond Corporation files

Lisle, T.E. (1999): Report on diamond drilling program on the LA 1-25 mineral claims, Doyle project, NWT; GGL Diamond Corporation files

McClelland, M. (1999): Doyle Lake project 1999 ground magnetic surveys; GGL Diamond Corporation files

McKinlay, T. (2002): Summary of work on the Doyle property 2001-2002 - De Beers internal memo; GGL Diamond Corporation files

Mountain Province Diamonds Inc. website: www.mountainprovincecom

Northern Miner (2000): Kimberlites found at Ekati; Article, Dec 4 to 10, 2000

Northern Miner (2006): De Beers leads next diamond wave; Article, March 3 to 9, 2006

Poniatowski, B. (2001): Geological assessment report, glacial sediment sampling on the Doyle Lake claim block; GGL Diamond Corporation files

Poniatowski, B. (2003a): GGL joint venture annual report 2000; GGL Diamond Corporation files

Poniatowski, B. (2003b): GGL joint venture annual report 2001; GGL Diamond Corporation files

Rikhotso, C.T. and Delgaty, J. (2003): 2003 HQ core drilling program on the LA 29 mineral claim, GGL Doyle JV project, NWT; GGL Diamond Corporation files

Scott-Smith, B. (1997a): Geology of the Doyle Lake kimberlite sheet(s), NWT; Report No. SSP-97-1/3, GGL Diamond Corporation files

Scott-Smith, B. (1997b): Petrography of drill chips from the Doyle Lake kimberlite sheet(s), NWT; Report No. SSP-97-4/2, GGL Diamond Corporation files

SGS Lakefield Research Ltd. (2004): Microdiamond extraction, selection and description on samples submitted by De Beers, November 2003; GGL Diamond Corporation files

Stoeterau, J. (2005): Mini bulk sample, Doyle kimberlite sill, summer 2005, GGL Diamond Corporation files.

Thurston, M.L. (2003): Technical report 43-101F1, Gahcho Kue, Northwest Territories, Canada, an independent qualified person's review and technical report; Mountain Province Diamonds Inc., June 16, 2003

Thurston, M. (2004): Preliminary results for the Doyle sill, De Beers internal memorandum; GGL Diamond Corporation files

Van Breemen, O. and Henderson, J.B. (1988): U-Pb zircon and monazite ages from the eastern Slave Province, NWT; Geology Division, Indian and Northern Affairs Canada, EGS 1994-7, scale 1:500,000

Williams, A.C. (1997): Monopros Ltd. interpretation of the LA claims aeromagnetic survey, Doyle Lake joint venture; GGL Diamond Corporation files

ITEM 24 EFFECTIVE DATE AND SIGNATURE

Effective Date of Report March 3, 2006
Signed and Sealed this 31st day of March, 2006

"Judith A. Stoeterau"

Judith A. Stoeterau, P.Geol.

ITEM 25 ADDITIONAL REQUIREMENTS, DEVELOPMENT AND PRODUCTION PROPERTIES

Not Applicable.

ITEM 26 ILLUSTRATIONS



Figure 1 -- General Location Map
Doyle Property

GGL Diamond Corp March 2005

Projection: Longitude / Latitude (NAD 27)

114°
112°
110°
108°
64°
62°
N
Ekati Diamond Mine
Diavik Diamond Mine
De Beers
Snap Lake
De Beers/
Mountain Province
Gahcho Kué
Doyle Property
YELLOWKNIFE
GREAT SLAVE LAKE
Kimberlite
Doyle Sill
Doyle Property



-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.5 °
63.4 °
63.3 °
Faraday
Hobbs
Kelvin
MZ Complex
Gahcho Kué Project
Tuzo
5034
Hearne
LA 1
LA 2
LA 3
LA 10
LA 11
Bob Camp
LA 12
LA 13
LA 14
LA 15
LA 16
LA 17
LA 18
LA 19
LA 20
LA 21
LA 22
LA 23
LA 24
LA 25
Sill
LA 26
LA 27
LA 28
LA 29
LA 30
GGL Diamond Corp.
Project:
Date: 22/3/2005
Author: Morgan Hite
Office: Smithers
Drawing: 2005029MUH
Declination: -23°
Scale: 1:125000
Figure 2
Mineral Claim Map
Doyle Property
March 2005
Kimberlite Rock



Kimberlite
Proterozoic Rocks
Clastic/carbonate sedimentary rocks
Archean Rocks
Metavolcanic/metasedimentary greenstone rocks
Granite to granodioritic plutons, gneisses
-115 °
-114 °
-113 °
-112 °
-111 °
-110 °
-109 °
-108 °
66 °
65 °
64 °
63 °
BHP Billiton Ekati
Diavik Diamond Mine
De Beers Snap Lake
De Beers Mountain Province Gahcho Kue
Doyle Property
Yellowknife
GGL Diamond Corp.
Project:
Date: 31/3/2005
Author: Morgan Hite
Office: Smithers
Drawing: 2005038MJH
Declination: ~23°
Scale: 1:2000000
Projection: Longitude / Latitude (NAD 27 for Canada)
1:2,000,000

Figure 3
General Geology Map
Seahorse Property


Trace
Core drill hole
Drill-confirmed outline of kimberlite sill
0
200
400
meters
N
DOY-03-197C
DOY-03-196C
DDH-DO-05-204
DDH-DO-05-201
DDH-DO-05-206
DDH-DO-96-169
DDH-DO-96-167
DDH-DO-05-203
DDH-DO-96-168
DOY-03-177C
DOY-03-192C
DDH-DO-05-202
DOY-03-179C
DOY-03-198C
DDH-DO-96-170
DOY-03-182C
DOY-03-176C
DOY-03-178C
DDH-DO-96-172
DOY-03-183C
DOY-03-184C
Tee Lake
DDH-DO-05-205
DDH-DO-05-200
DOY-03-185C
DOY-03-186C
DDH-DO-96-171
DDH-DO-96-173
DOY-03-187C
DOY-03-181C
DOY-03-188C
DOY-03-194C
DOY-03-189C
DOY-03-195C
DDH-DO-96-166
DOY-03-180C
DDH-DO-96-174
DDH-DO-96-175
DOY-03-191C
DOY-03-190C
DOY-03-193C

Figure 4
Drill Holes in the Doyle Area
GGL Diamond Corp

2006053MJH

Figure 5
Doyle Sill Microdiamond Results
(core samples)

Totals	Kg		News Release Feb. 17, 2004 (Bottom Sieve Size (mm))								Total Stones	Wt (crts)
		0.074	0.105	0.150	0.212	0.300	0.425	0.600	0.850	1.180		
	84.5	51	64	34	17	9	1	0	1	0	177	0.016625

Results from SGS Lakefield Research Limited

Totals	Kg	News Release January 18. 2005 (Bottom Sieve Size (mm))								Total Stones	Wt (crts)
		0.105	0.150	0.212	0.300	0.425	0.600	0.850	1.180		
	37.95	11	9	17	1	0	1	1	0	40	0.0109

Results from Saskatchewan Research Council (Accreditation: ISO/IEC 17025)

LA 1
LA 2
LA 3
LA 10
LA 11
LA 12
LA 13
LA 14
LA 15
LA 16
LA 17
LA 18
LA 19
LA 20
LA 21
LA 22
LA 23
LA 24
LA 25
LA 26
LA 27
LA 28
LA 29
LA 30

60326.9
60258.9
60211.4
60175.2
60147.3
60123.9
60101.2
60080.2
60062.0
60044.5
60028.9
60013.7
59999.5
59985.7
59971.8
59957.2
59940.9
59920.1
59884.4



nT

1995 Peregrine
Airborne Surveys



GGL Diamond Corp.

Project:	**Figure 6**
Date: 23/3/2005	**Airborne Magnetic**
Author: Morgan Hite	**Surveys**
Office: Smithers	**Doyle Property**
Drawing: 2005030MJH	
Declination: +23°	
Scale: 1:125000	Projection: UTM Zone 12 (NAD 27 for Canada)


0
1.25
2.5
5
kilometres

GGL Diamond Corp.

Project:
Date:23/3/2006
Author: Morgan Hite
Office: Smithers
Drawing: 20060301MJH
Declination: +23°
Scale: 1:125000

Figure 7
Airborne Electromagnetic Surveys (7200Hz)
Doyle Property

Projection: UTM Zone 12 (NAD 27 for Canada)



1.25
2.5
5



8304.9
8284.1
8281.5
8281.2
8280.8
8280.5
8280.2
8279.9
8279.6
8279.2
8278.9
8278.6
8277.8
8264.3
8017.4
6755.8
4779.7
3486.1
2688.2
ohm-m



-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N
LA 1
LA 2
LA 3
LA 10
LA 11
LA 12
LA 13
LA 14
LA 15
LA 16
LA 17
LA 18
LA 19
LA 20
LA 21
LA 22
LA 23
LA 24
LA 25
LA 26
LA 27
LA 28
LA 29
LA 30
Geophysical Anomalies
Ground Checked
Not Ground Checked
GGL Diamond Corp.
Figure 8
Geophysical Anomalies
Doyle Property



GGL Diamond Corp.
Project:
Date 23/3/2006
Author Morgan Hite
Office: Smithers
Drawing: 20050331UH
Declination: -23°
Scale: 1:126000
Figure 9
Glacial Till Sample Locations
Doyle Property
Projection: UTM Zone 12 (NAD 27 for Canada)
Heavy Till Samples
20 litres
10 litres
-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N


-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N
DO97-A045
DO97-A078
DO97-A047
DO97-A059
DO04-A200
LA-11
Heavy Till Sample Results
670
335
67
Garnets
Ilmenites
Diopsides
Spinels
GGL Diamond Corp.
Figure 10
Kimberlite Indicator Minerals
Doyle Property
Author: Morgan Hite
Office: Smithers
Declination: -23°
Scale: 1:120000
Projection: UTM Zone 12 (NAD 27 for Canada)



-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N
See Figure 4
Drill Holes
Core
Reverse Circulation
Ground Geophysics Surveys
Survey
GGL Diamond Corp.
Project:
Declination: -23°
Scale: 1:125000
Figure 11
Drill Hole Locations
General Exploration
Doyle Property
Projection: UTM Zone 12 (NAD 27 for Canada)
0
5


582750 mE
582775 mE
582800 mE
582825 mE
582850 mE
582875 mE
582900 mE
582925 mE
7027775 mN
7027750 mN
7027725 mN
7027700 mN
7027675 mN
7027650 mN
7027625 mN
7027600 mN
7027575 mN
7027550 mN
DOY-03-182C
DOY-03-177C
DDH-DO-96-168
Mini-bulk sample site
Pit size: 12 x 12 m
RCD-DO-96-150
RCD-DO-96-146
DDH-DO-96-169
RCD-DO-96-147
DOY-03-176C
DOY-03-184C
RCD-DO-96-151
DOY-03-178C
DOY-03-183C
DOY-03-188C
DOY-03-186C
DOY-03-187C
DOY-03-185C
Esker
RCD-DO-96-116b
RCD-DO-96-152
Figure 12
GGL Diamond Corp.
Project:
Date:11/7/2005
Author: Morgan Hite
Office: Smithers
Drawing: 200517oMJH
Declination: 19° E
Scale: 1:1000
Mini-bulk Sample
Excavation Site
Doyle Property
Summer 2005
Projection: UTM Zone 12 (NAD 27 for Canada)
0
10
20
40
metres

Figure 13

DMS Sample	Measured Weight (kg)	Number of Diamonds						Total No. of Diamonds +1.18-6.7 mm	Total Carat Wt. +1.18-6.7 mm	Est. Diamond Content (+1.18) (cpht)
		+0.85-1.18 mm	+1.18-1.7 mm	+1.7-2.36 mm	+2.36-3.35 mm	+3.35-4.75 mm	+4.75-6.7 mm			
11104	16142.5	6	19	6	0	1	0	26	2.355	14.59
11105	15740.5	2	14	9	0	1	0	24	2.020	12.83
11106	13643.5	3	20	7	2	0	0	29	1.780	13.05
TOTAL	45526.5	11	53	22	2	2	0	79	6.155	13.52

* cpht – carats per hundred tonnes

APPENDIX I – LIST OF CLAIMS

Doyle Property

Claim Name	Claim Number	Acreage	NTS	Territory	Record Date	Status
LA 1	F51163	2386.99	75N/06	NWT	Jan 16, 1995	Active
LA 2	F51164	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 3	F51165	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 10	F51172	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 11	F51173	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 12	F51174	852.50	75N/05	NWT	Jan 16, 1995	Active
LA 13	F51175	824.08	75N/05	NWT	Jan 16, 1995	Active
LA 14	F51176	447.87	75N/05	NWT	Jan 16, 1995	Active
LA 15	F51177	778.37	75N/06	NWT	Jan 16, 1995	Active
LA 16	F51178	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 17	F51179	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 18	F51180	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 19	F51181	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 20	F51182	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 21	F51183	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 22	F51184	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 23	F51185	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 24	F51186	895.10	75N/06	NWT	Jan 16, 1995	Active
LA 25	F51187	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 26	F51188	2386.99	75N/06	NWT	Mar 3, 1995	Active
LA 27	F51189	2582.50	75N/06	NWT	Mar 3, 1995	Active
LA 28	F51190	2582.50	75N06	NWT	Mar 3, 1995	Active
LA 29	F51193	2582.50	75N/06	NWT	Mar 3, 1995	Active
LA 30	F51194	2582.50	75N/06	NWT	Mar 3, 1995	Active
		36904.40				

APPENDIX II - STATEMENT OF QUALIFICATIONS

I, Judith A. Stoeterau, of Calgary, Alberta, Canada do hereby certify:

a) I am registered with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member No. L1488).

b) I am a graduate of the University of Manitoba, Winnipeg, Manitoba, with a Bachelor of Science (Geology) degree, 1973. I have been employed in the mineral exploration industry and have practiced my profession since graduation.

c) I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

d) I most recently visited the subject property and reviewed the sample holding facilities at Yellowknife, NWT in the summer of 2005.

e) I am responsible for the technical report, which has been prepared using the data summarized in the References section of this report. I have had direct involvement in diamond exploration programs in the Northwest Territories and Nunavut, and more specifically in the area of the subject property, and this experience has been used to supplement the technical reports and published data reviewed.

f) I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, and which the omission to disclose would make the technical report misleading.

g) I am not independent of GGL Diamond Corporation, having worked for that company during the past two years as a consultant and having been granted a share option package.

h) I have read NI 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with that instrument and form.

i) I consent to the use of this report by GGL Diamond Corporation for the purpose of complying with the requirements set out in NI 43-101 for completing Annual Information Forms and/or Management Discussion and Analysis papers, and for submission to SEDAR for electronic filing.

"Judith A. Stoeterau"

Judith A. Stoeterau, P.Geol.
Signed and Sealed at Calgary, Alberta, this 31sth day of March, 2006

Exemption NO. 82-1209



GGL DIAMOND CORP.

July 26, 2006

PRESS RELEASE

Diamonds Recovered from the Bishop Kimberlite on the Courageous Property

Vancouver, British Columbia – Raymond. A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL), is pleased to report the recovery of diamonds from the Bishop Kimberlite (Target A085, New Release June 12, 2006). The Bishop kimberlite was discovered during the spring drilling program on the Company's 100% owned Courageous Property located approximately 40 kilometres south of the Ekati Diamond Mine, Northwest Territories.

The discovery of a diamondiferous kimberlite in this new area raises the possibility of the presence of a cluster of kimberlites as kimberlites seldom occur alone. In addition to the further exploration of the Bishop kimberlite detailed exploration is planned for the area.

Three angle holes were drilled into the A085 target, which consists of a magnetic high anomaly flanked by an electromagnetic anomaly on the west and a gravity low on the east. Three diamond drill holes were completed, one hole into each of the three geophysical anomalies. Drill hole CH-06-020 was drilled into the magnetic high and encountered a macrocrystic, magmatic (hypabyssal) kimberlite from 98.52m to 100.5m within a six metre zone of alteration, most likely a dyke intrusion. Drill hole CH-06-021 was drilled to test the gravity low and intersected kimberlite between 76.64m and 119.45m, a total of approximately 43m (approximate true width of 38m). In contrast to the intersection in CH-06-020, the kimberlite in CH-06-021 is variable. It comprises an upper interval of approximately 4m of highly weathered, partially disaggregated kimberlite, followed by approximately 4m of magmatic kimberlite, and a lower section of fine- grained, variably-weathered kimberlite. Based on macroscopic examination, this material is interpreted to be volcaniclastic in origin. Only this lower section contained sufficient kimberlite for microdiamond analyses. Drill hole CH-06-022 was drilled to test the EM anomaly, three narrow fine-grained porphyritic intrusions were intersected and require classification by petrographic analysis.

Mineral Services Canada Inc. has been engaged to conduct a petrographic study of the kimberlites encountered and indicator mineral analysis to further evaluate the diamond potential of the kimberlites.

Ten samples of probable volcaniclastic kimberlite from drill hole CH-06-021, weighing a total of 78.2 kilograms, were submitted to Saskatchewan Research Council for diamond recovery by caustic fusion. Six of the ten samples contained one or more microdiamonds for a total recovery of 11 diamonds with the largest diamond recovered on the 0.212 mm bottom sieve, it is a colorless, clear octahedron. The detailed results are shown below.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com



GGL DIAMOND CORP.

Interval (m)		Weight (kg)	Bottom Sieve Size (mm)			Total Diamonds
From	To		0.75	0.106	0.212	
76.6	80.3	8.5	2	0	0	2
84.5	87.0	8.1	1	1	1	3
87.0	89.6	8.0	2	0	0	2
89.6	92.6	8.1	2	0	0	2
92.6	95.1	8.0	0	0	0	0
95.1	97.8	8.0	0	1	0	1
97.8	100.6	8.0	1	0	0	1
100.6	104.7	8.0	0	0	0	0
104.7	108.2	8.0	0	0	0	0
108.2	110.6	5.5	0	0	0	0
TOTALS		**78.2**	**8**	**2**	**1**	**11**

The Courageous Property is part of the extensive CH Project area exploration and claim acquisition program that started in the winter of 2000. To date the Company has incurred approximately $6 million to CH-area exploration consisting primarily of sampling, geophysical surveys and data interpretation, all with the objective of identifying kimberlite targets. Three kimberlites; Rainer, Adams and Shasta, located 20km north of the Bishop kimberlite were discovered in 2001 as part of this exploration campaign.

The CH claim groups, 100%-owned by the Company, include, MacKay, Courageous, G Claims, Seahorse, Shoe, Starfish, Zip, Winter Lake North and Winter Lake South, totaling over 300,000 acres. Each of the claim groups contains kimberlite indicator minerals from the diamond stability field. Drill targets have been defined and new areas need additional detailed sampling and/or ground geophysical surveys.

This program is operated by GGL, under the supervision of Chris Hrkac in Yellowknife and Torrie Chartier, M.Sc., P.Geo., a consultant to GGL and a qualified person as defined by National Instrument 43-101.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com



GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that
are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Exemption No. 82-120

RECEIVED
2006 AUG -8 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

June 27, 2006

Item 3. News Release

June 28, 2006, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announced the closing of the Flow-Through private placement to a further C$99,000

Item 5. Full Description of Material Change

The Company announced that it has closed a further tranche of the private placement of Flow-Through Units announced on June 1, 2006 as to 396,000 Flow-Through Units at $0.25 each for gross proceeds of $99,000 bringing the total gross proceeds raised in the private placement to $904,000.

Each Flow-Through Unit consists of one Flow-Through common share and one-half non Flow-Through common share purchase warrant. One whole warrant entitles the holder to purchase one non Flow-Through common share until June 27, 2008 at $0.35 per share in the first year and $0.45 per share in the second year. The Company paid finders' fees with respect to certain subscribers in this tranche of the private placement totalling $4,400 in cash and warrants entitling finders to purchase a total of 14,000 Common shares until December 27, 2007 at $0.25 per share.

The securities have a hold period until October 28, 2006. Placement of the balance of the Flow-Through Units is subject to suitable market conditions and acceptance for filing by the TSX Venture Exchange.

The subscription proceeds from the financing will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds incurred as Canadian explorations expense will be renounced to the investors.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

June 28, 2006

Exemption No. 82- 1209

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

June 27, 2006

Item 6: For each security distributed:

(a) describe the type of security,

Flow-Through Units, each Flow-Through Unit consists of one Flow-Through common share and one-half non-transferable warrant with one whole warrant entitling the holder to purchase one non flow-through common share.

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

396,000 Flow-Through Units. The warrants are exercisable until June 27, 2008 ("Expiry Date") at a price of $0.35 per share up to and including June 27, 2007 and thereafter at $0.45 per share until the Expiry Date.

(c) state the exemption(s) relied on.

Sections 2.3 of National Instrument 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**3**	**$0.25**	**70,000**
Ontario	**2**	**$0.25**	**29,000**
Total number of Purchasers	**5**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$99,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Jones, Gable & Company Limited 110 Yonge Street Suite 600 Toronto, ON M5C 1T6	**$900.00**				**$900.00**
Haywood Securities Inc. Commerce Place 400 Burrard Street Suite 2000 Vancouver, BC V6C 3A6	**$3,500.00**	**14,000 Warrants each, each warrant entitling the holder to purchase one Common share until December 27, 2007 at a price of $0.25 per share**	**N/A**	**Section 2.3 of NI 45-106**	**$3,500.00**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **June 27, 2006**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Paralegal
Davis & Company LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.
Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

 (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

 (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

 (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

 (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.